Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

March 13, 2024

VIA EDGAR

Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ClearBridge Energy Midstream Opportunity Fund Inc.
Registration Statement on Form N-14, File No. 333-276731

Dear Ms. Rossotto:

On behalf of ClearBridge Energy Midstream Opportunity Fund Inc. (“EMO”), we are providing the following response to a comment received by telephone on March 1, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement on Form N-14 originally filed with the Commission on January 26, 2024 (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comment from the Staff has been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

We are aware of the Standstill Agreement dated December 22, 2023 (the “Standstill Agreement”) and filed on EDGAR on December 27, 2023 as an exhibit to the Schedule 13D/A filed by Saba Capital Management, L.P. (“Saba”) with respect to its beneficial ownership interest in EMO, ClearBridge MLP and Midstream Fund Inc. (“CEM”) and ClearBridge MLP and Midstream Total Return Fund Inc. (“CTR” and together with EMO and CEM, the “MLP Funds”). The Standstill Agreement is between, among other parties, the MLP Funds, Franklin Templeton Fund Adviser, LLC (the “Investment Manager”) and Saba, in which each MLP Fund agreed to conduct tender offers for up to 50% of their respective outstanding common shares and Saba agreed, among other things, to vote certain Fund common shares in accordance with the recommendation by the applicable Fund’s Board of Directors (each, a “Board”) with respect to each merger (each, a “Merger” and together, the “Mergers”). In the Registration Statement, please revise the Q&A and background sections to address the material terms of the Standstill Agreement, the role of the Standstill Agreement as it relates to the Mergers, and any other interactions with Saba that may have played a role in the decision to propose each Merger.

Securities and Exchange Commission	March 13, 2024

In addition, the Standstill Agreement appears to be a joint agreement under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder among the Funds, the Investment Manager, Saba and LMP Capital and Income Fund Inc. (“SCD” and together with the MLP Funds, the “Funds”). In this respect, we note that SCD appears not to be obligated to conduct a tender offer under the Standstill Agreement and is therefore participating on a basis different or less advantageous than the Funds. Please remove SCD from the Standstill Agreement or provide an analysis for why the Standstill Agreement should not be considered a joint arrangement under Section 17(d) and Rule 17d-1 thereunder.

In response to this comment and related comments provided by the Staff regarding the Registration Statement, it is helpful to understand the course of events that has occurred in the lead up to each MLP Fund’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”). On May 30, 2023, Saba submitted a proposal to each MLP Fund (each, a “Saba Proposal”) in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If approved by stockholders at the 2024 Annual Meeting, each Saba Proposal would have directly resulted in the termination of the management agreement between each MLP Fund and the Investment Manager, which in turn would have indirectly resulted in the termination of the subadvisory agreement between the Investment Manager and ClearBridge Investments, LLC (“ClearBridge”), sub-adviser to each MLP Fund and responsible for the day-to-day portfolio management of each MLP Fund, each such termination to be effective no more than 60 days following the date of the 2024 Annual Meeting. Notably, each Saba Proposal and its supporting statement did not explain how replacing the Investment Manager and ClearBridge would allow the MLP Fund to better achieve its investment objective. Moreover, Saba did not propose a replacement investment adviser for the MLP Funds. This meant that if the Proposal were approved at a MLP Fund’s 2024 Annual Meeting, its Board would have had no more than 60 days to find a replacement investment adviser to manage that MLP Fund’s portfolio, leaving little time to solicit requests for proposals and to conduct an advisory contract approval process in accordance with Section 15(c) of the 1940 Act.

Even more perplexing was the timing of the Saba Proposals. At the onset of the COVID-19 pandemic that shut down the oil and gas markets coincident with the midstream energy crisis of March 2020, each MLP Fund experienced negative absolute performance. In retrospect, however, ClearBridge competently navigated that crisis in a manner that positioned the MLP Funds for outperformance coming out of the depths of the pandemic. When compared to the universe of other listed closed-end funds that invest in securities issued by MLP and midstream companies (the “Peers”), the MLP Funds had outperformed their Peers when the Saba Proposals were submitted. In fact, the MLP Funds continued to outperform their Peers following the receipt of the Saba Proposals. For reference, for the one-year period and the three-year period ended December 31, 2023, the MLP Funds were the top three funds among their Peers. See Appendix A for additional information on the performance of the MLP Funds and their Peers.

With this backdrop, the Board of each MLP Fund could not understand how the Saba Proposals could be in the best interests of stockholders. Nonetheless, given the position Saba had built in each MLP Fund, each Board took seriously the possibility that each MLP Fund’s advisory contracts could be terminated in less than a year and, equally important, the drain on resources available to each MLP Fund, and the disruption and expense to stockholders that would

Securities and Exchange Commission	March 13, 2024

inevitably accompany a contested proxy contest leading up to the 2024 Annual Meeting. To plan for that contingency and to seek to avoid a contested proxy contest, each Board considered whether there were other qualified investment advisers investing resources in the management of MLP and midstream investments that could manage each MLP Fund in a similar manner to seek to achieve its investment objective in the MLP and midstream investment universe. The universe of MLP and midstream listed closed-end end funds had in fact been shrinking in recent years, with fewer investment advisers investing resources in the management of the asset class. However, each Board and management identified an investment adviser with experience managing comparable listed closed-end funds that has been investing resources in the management of MLP and midstream investments, and would have been capable of managing the MLP Funds. Each Board authorized management to speak with that third party investment adviser about a possible merger of the MLP Funds into a fund managed by the third party investment adviser. Discussions ultimately broke down after management and the third party investment adviser, among other factors, determined that it would not be possible to obtain the requisite stockholder approvals to complete the merger.

Following these discussions, each Board was faced with the prospect of a contested proxy contest at the 2024 Annual Meeting unless a settlement could be reached with Saba. As a next step, each Board determined to have management engage a well-known proxy solicitor to prepare a stockholder vote analysis related to expected outcomes at each MLP Fund’s 2024 Annual Meeting based on its current stockholder base. The proxy solicitor advised that, if the proxy advisory firms recommend in support of the Saba Proposals, it was likely that each MLP Fund’s advisory contracts would be terminated while the incumbent directors would remain in office. In view of this analysis and the failed negotiations that could have provided a suitable replacement for ClearBridge, in each Board’s view the best course of action for stockholders would be seek to negotiate a settlement with Saba that would avoid the uncertainty about each MLP Fund’s long-term investment program, and a costly proxy contest with Saba, while allowing stockholders to continue to benefit from ClearBridge’s expertise in the MLP and midstream sector. In making this decision, each Board took into consideration its MLP Fund’s outperformance compared to Peers during the past three-year and one-year performance periods.

Each Board anticipated that any settlement with Saba would require a substantial tender offer by each MLP Fund, consistent with the playbook that Saba has used with dozens of other listed closed-end funds. Because each MLP Fund would be significantly smaller with diminished economies of scale following a tender offer, the Investment Manager and ClearBridge recommended that combining each of the MLP Funds into a single fund following the tender offers would provide benefits to remaining stockholders through reduced operating expenses, increased investment income and total return, greater trading liquidity and broader portfolio diversification. As a result, each Board agreed that management should enter into negotiations with Saba to seek to reach a settlement that would avoid a costly proxy contest leading up to the 2024 Annual Meeting while ensuring that Saba would agree to vote in favor of a merger of the three MLP Funds to be completed following the tender offers.

Following negotiations, Saba offered to enter into a separate standstill arrangement with each MLP Fund rescinding the Saba Proposal if, in each case, the MLP Fund would agree to conduct a self-tender offer for up to 50% of its outstanding shares of common stock. Under the standstill agreement, Saba also agreed to vote in favor of all proposals submitted to stockholders in accordance with each Board’s recommendation, including a proposal to merge the MLP Funds. Saba’s agreement to vote in favor of a merger of the MLP Funds was an important aspect of each Board’s deliberations because it would allow the long-term investors remaining in the MLP Funds following the tender offer to be invested in a larger fund with economies of scale while

Securities and Exchange Commission	March 13, 2024

continuing to benefit from ClearBridge’s experience in the MLP and midstream sector. The Board of each MLP Fund ultimately determined to accept the settlement offer from Saba while also determining the post-tender offer Merger of CEM and CTR with and into EMO is in the best interest of each Fund and its stockholders. Each of the MLP Funds then entered into the Standstill Agreement with Saba severally and not jointly.

Separately, during discussions with Saba, the topic of SCD (another listed closed-end fund advised by ClearBridge) arose. Based on Schedule 13D filings, at the time of the negotiations Saba owned approximately 16% to 23% of each MLP Fund’s outstanding shares of common stock. In contrast, Saba had not filed a Schedule 13D or 13G for SCD and was believed to have a de minimis position in SCD. Moreover, during that period, SCD’s Board was of the view that a tender offer would not be in the best interests of SCD and its stockholders. As a result, while negotiating a separate standstill arrangement for SCD, the Board and management believed that agreeing to a tender offer for SCD would have been disadvantageous given the level of Saba’s investment in SCD, among other reasons, and was not appropriate to agree to in exchange for a standstill agreement.

In considering whether to enter into the standstill arrangement with Saba in accordance with its fiduciary duties to SCD, the SCD Board relied on its experience overseeing listed closed-end funds through various market cycles, its prior experiences with professional investors like Saba that seek to arbitrage trading discounts and, during the course of numerous interactions with Saba and similar professional investors over time, the lack of any substantive recommendations to enhance a fund’s ability to achieve its investment objective. Saba ultimately agreed to enter into a standstill arrangement with SCD, under which SCD agreed not to disparage Saba, without requiring that SCD conduct a tender offer. As a result, the Board of SCD determined in accordance with its fiduciary duties that it would be in the best interests of SCD to enter into the Standstill Agreement with Saba. While SCD and the MLP Funds are each parties to the Standstill Agreement, SCD’s obligations are several and not joint with the MLP Funds, each of which also entered into its respective Standstill Agreement on a several and not joint basis. Notwithstanding the standstill arrangement with Saba, SCD’s Board continues to take SCD’s trading discount seriously and routinely considers whether actions should be taken (including a tender offer) to address a discount. Entering into a standstill arrangement does not preclude Saba or any other investor from discussing a discount with the Board of SCD.

Each Fund entered into the Standstill Agreement on a several and not joint basis following a determination by its Board that entering into a standstill arrangement with Saba would be in the best interests of that Fund. Based on longstanding positions taken by the SEC and the Staff, we believe that SCD’s standstill arrangement with Saba is not a prohibited joint arrangement with the MLP Funds. Specifically, for many decades the SEC and its Staff have expressed the view that Section 17(d) and Rule 17d-1 do not reach every economic relationship involving an investment company and its affiliates.1 In the case of SCD, its Board, acting in its fiduciary judgment, determined that entering into the standstill arrangement on the terms offered by Saba was in the best interest of SCD’s stockholders. As detailed above, SCD’s circumstances differed from the other Funds. On behalf of SCD, which is not a party to the proposed Mergers discussed in the Registration Statement and accordingly cannot be the recipient of Staff comments, we submit that, given Saba’s drastically smaller position in SCD, among other reasons, it would have been less advantageous for SCD’s stockholders if SCD were forced to conduct a tender offer as a condition to entering into its standstill arrangement with Saba.

[1]

See Norwest Bank Minnesota, N.A., SEC No-Action Letter (May 25, 1995) (Citing Steadman Security Corp., 46 S.E.C. 896, 911 (June 29, 1977) (SEC was reluctant to interpret Section 17(d) and Rule 17d-1 so broadly that it would reach most economic relationships).

Securities and Exchange Commission	March 13, 2024

Please do not hesitate to call me at (202) 636-5806 or Debbie Sutter at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Marc A. De Oliveira, Franklin Templeton
David W. Blass, Simpson Thacher & Bartlett LLP
Debbie Sutter, Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	March 13, 2024

Appendix A

United States Closed-End Funds | Release Date 3/8/2024 | 1 of 1

Name	Ticker	Morningstar CEF Classification Name	NAV Ret 1 Yr	NAV Ret Annlzd 3 Yr	Market Ret 1 Yr	Market Ret Annlzd 3 Yr
ClearBridge Energy Midstream Opportunity	EMO	Morningstar US CEF MLP	21.15	36.31	31.77	47.79
ClearBridge MLP and Midstream	CEM	Morningstar US CEF MLP	18.49	35.75	30.05	43.99
ClearBridge MLP and Midstream TR	CTR	Morningstar US CEF MLP	20.00	35.61	38.78	45.84
First Trust Energy Inc & Growth	FEN	Morningstar US CEF MLP	11.84	16.43	11.41	20.48
First Trust Energy Infra. Fund	FIF	Morningstar US CEF MLP	9.41	18.08	22.80	23.64
First Trust MLP & Energy Inc Fund	FEI	Morningstar US CEF MLP	10.27	19.08	18.32	23.14
First Trust New Opps MLP & Energy	FPL	Morningstar US CEF MLP	12.96	20.27	22.21	26.57
Kayne Anderson Energy Infrastructure	KYN	Morningstar US CEF MLP	12.81	22.76	13.25	25.25
NB Energy Infra and Income Fund Inc	NML	Morningstar US CEF MLP	5.67	27.19	14.55	34.99
NXG Cushing Midstream Energy ord	SRV	Morningstar US CEF MLP	7.72	18.43	17.10	28.42
Tortoise Energy Infrastructure	TYG	Morningstar US CEF MLP	-1.81	18.38	-0.37	22.01
Tortoise Midstream Energy Fund	NTG	Morningstar US CEF MLP	6.58	23.96	9.78	28.56
Tortoise Pipeline & Energy	TTP	Morningstar US CEF MLP	15.59	26.79	14.06	27.07

Peer Group Average			11.59	24.54	18.75	30.60

ß©2024 Morningstar. All Rights Reserved. All Data and information is gathered from accurate sources but is not warranted to be correct, complete, or accurate.